DRAFT


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                                 MICROTUNE, INC.
                                 ---------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    59514P109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)
                  [   ]     Rule 13d-1(c)
                  [ X ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 15 Pages
                              Exhibit Index Page 12

                                  SCHEDULE 13G

CUSIP No.  59514P109                                          Page 2 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          3,072,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,072,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   3,072,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    8.01%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
/1/     Position as of February 13, 2001.

                                  SCHEDULE 13G

CUSIP No.  59514P109                                          Page 3 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          3,072,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,072,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   3,072,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    8.01%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
/1/     Position as of February 13, 2001.

                                  SCHEDULE 13G

CUSIP No.  59514P109                                          Page 4 of 15 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          3,072,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           3,072,000
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   3,072,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    8.01%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
/1/     Position as of February 13, 2001.

                                  SCHEDULE 13G

CUSIP No.  59514P109                                          Page 5 of 15 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          3,072,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         3,072,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   3,072,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    8.01%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
/1/     Position as of February 13, 2001.

                                  SCHEDULE 13G

CUSIP No.  59514P109                                          Page 6 of 15 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          4,368,626
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         4,368,626
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   4,368,626/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    11.39%

12       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
/1/     Position as of February 13, 2001.

                                                              Page 7 of 15 Pages


Item 1(a)         Name of Issuer:

                  Microtune, Inc.

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2201 Tenth Street, Plano, Texas 75074

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Quantum Industrial Partners LDC ("QIP");

                  ii)      QIH Management Investor, L.P. ("QIHMI");

                  iii)     QIH Management, Inc. ("QIH Management");

                  iv)      Soros Fund Management LLC ("SFM LLC"); and

                  v)       Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares (as defined herein) held for the accounts QIP, Mr. Soros and the Open Society Institute, a New York trust ("OSI").

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, which is the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC. Mr. Soros is the Chairman of SFM LLC.

                  Mr. Soros serves as a trustee of OSI.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)    QIHMI is a Delaware limited partnership;

                  iii)   QIH Management is a Delaware corporation;

                  iv)    SFM LLC is a Delaware limited liability company; and

                  v)     Mr. Soros is a United States citizen.

                                                              Page 8 of 15 Pages

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  59514P109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 13, 2001, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 3,072,000 Shares held for the account of QIP.

                  (ii) Mr. Soros may be deemed the beneficial owner of 4,368,626 Shares. This number includes (A) 3,072,000 Shares held for the account of QIP (B) 1,289,326 Shares held for his personal account, and (C) 7,300 Shares held for the account of OSI.

Item 4(b)         Percent of Class:

                  (i)    The number of Shares of which each of QIP,  QIHMI,  QIH
                         Management and SFM LLC may be deemed to be the beneficial owner constitutes approximately 8.01% of the total number of Shares outstanding.

                  (ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 11.39% of the total number of Shares outstanding.

                                                              Page 9 of 15 Pages

Item 4(c)         Number of shares as to which such person has:

         QIP, QIHMI, QIH Management and SFM LLC
         --------------------------------------

         (i)   Sole power to vote or to direct the vote:               3,072,000

         (ii)  Shared power to vote or to direct the vote:                     0

         (iii) Sole power to dispose or to direct the disposition of:  3,072,000

         (iv)  Shared power to dispose or to direct the disposition of:        0

         Mr. Soros
         ---------

         (i)   Sole power to vote or to direct the vote:               4,368,626

         (ii)  Shared power to vote or to direct the vote:                     0

         (iii) Sole power to dispose or to direct the disposition of:  4,368,626

         (iv)  Shared power to dispose or to direct the disposition of:        0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  (iii) OSI has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  The inclusion of shares held for the account of OSI shall not be deemed an admission that Mr. Soros has or may be deemed to have had beneficial ownership of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                             Page 10 of 15 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 11 of 15 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001                QUANTUM INDUSTRIAL PARTNERS LDC

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact


Date:  February 14, 2001                QIH MANAGEMENT INVESTOR, L.P.

                                        By:      QIH Management, Inc.,
                                                 its General Partner

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Secretary


Date:  February 14, 2001                QIH MANAGEMENT, INC.

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Secretary



Date:  February 14, 2001                SOROS FUND MANAGEMENT LLC

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Assistant General Counsel


Date:  February 14, 2001                GEORGE SOROS

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                            -----------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact

                                                             Page 12 of 15 Pages
                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------

A.        Joint Filing  Agreement,  dated as of February 14, 2001, by, and among Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Soros Fund Management
          LLC, and Mr. George Soros...................................     13

B.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................     14

C. Power of Attorney, dated as of January 24, 2000, granted by Quantum Industrial Partners LDC in favor of Mr. Michael C.
          Neus and Mr. Richard D. Holahan, Jr.........................     15